EMI

04010519

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SUPPL

4th March, 2004.

Attn: Filing Desk - Stop 1-4

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd March 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 4th March 2004, confirming that The Goldman Sachs Group, Inc. has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 2nd March 2004, held 39,489,551 shares, being 5.01% of the shares in issue; and,

(b) an announcement, dated 4th March 2004, confirming that Standard Life Group has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 3rd March 2004, held 31,440,503 shares, being 3.987% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 3/12

Encs.

bcc Mr P. Falcher, Paul Weiss Rifkind Wharton & Garrison, New York

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/19

Company Announcements Office,
London Stock Exchange.

4th March, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax after close of business on 3rd March 2004, that, as at 2nd March 2004, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 39,489,551 shares, being 5.01% of the shares in issue. We were further notified that 11,594,952 shares were held by Goldman, Sachs & Co. and 27,894,599 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/20

Company Announcements Office,
London Stock Exchange.

MAR

4th March, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Citibank, N.A. on behalf of Standard Life Investments, in a letter dated and received by fax on 4th March 2004, that Standard Life Group has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 3rd March 2004, held 31,440,503 shares, being 3.987% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary